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                                                                    EXHIBIT 99.1

               INFORMATION RELEVANT TO FORWARD-LOOKING STATEMENTS

THE CYCLICALITY AND VOLATILITY OF THE CHEMICAL INDUSTRY MAY ADVERSELY AFFECT THE COMPANY'S INCOME AND CASH FLOW LEVELS AND THE COMPANY'S AND EQUISTAR'S CAPACITY UTILIZATION, AND MAY CAUSE FLUCTUATIONS IN THE RESULTS OF OPERATIONS.

     The markets for ethylene and polyethylene, in which the Company participates through its interest in Equistar, are highly cyclical, resulting in volatile profits and cash flow over the business cycle. The global markets for TiO2 and acetyls are also cyclical, although to a lesser degree. The balance of supply and demand in the markets in which the Company and Equistar do business, as well as the level of inventories held by downstream customers, has a direct effect on the sales volumes and prices of the Company's and Equistar's products. For example, if supply exceeds demand, producers are often pressured to maintain sales volumes with customers and, consequently, pressure to reduce prices may result. This is especially true in periods of economic decline or uncertainty, when demand may be limited and the economic conditions create caution on the part of customers to build inventory. Reaction by producers, including the Company and Equistar, is dependent on the particular circumstances in effect at the time, but could include meeting competitive price reductions, short-term curtailment of production, and longer-term temporary or permanent plant shutdowns. In contrast, the Company believes that, over a business cycle, the markets for specialty chemicals are generally more stable in terms of industry demand, selling prices and operating margins.

     Demand for ethylene and its derivatives has fluctuated from year to year. However, over the last ten years, demand for ethylene and its primary derivative, polyethylene, has increased an average of approximately 4% per year. The industry is particularly sensitive to capacity additions. Producers have historically experienced alternating periods of inadequate ethylene and/or polyethylene capacity, resulting in increased selling prices and operating margins, followed by periods of large capacity additions, resulting in declining capacity utilization rates, selling prices and operating margins. The cyclicality of petrochemicals' profitability is further influenced by fluctuations in the price of feedstocks for ethylene, which generally follow price trends for crude oil. Producers of ethylene for merchant supply to unaffiliated customers typically experience greater variations in profitability when industry supply and demand relationships are at extremes, in comparison to more integrated competitors. Equistar currently consumes or sells approximately 85% of its ethylene production in its or its partners' downstream derivative facilities, which has the effect of reducing volatility. It is not possible to predict accurately the effect that future changes in feedstock costs, market conditions and other factors (including the cost of crude oil and natural gas) will have on Equistar's profitability.

     Currently, there is overcapacity in the petrochemical and polymer industries. Moreover, a number of Equistar's competitors in various segments of the petrochemical and polymer industries have added or are expected to add capacity. There can be no assurance that future growth in product demand will be sufficient to utilize this additional, or even current, capacity. Excess industry capacity has depressed and may continue to depress Equistar's volumes and margins.

     Demand for TiO2 is influenced by changes in the gross domestic product of various regions of the world and has fluctuated from year to year, averaging an increase of approximately 2.5% per year over the last ten years. The industry is also sensitive to changes in its customers' marketplaces, which are primarily the paint and coatings, plastics and paper industries. In recent history, consolidations and negative business conditions within certain of those industries have put pressure on TiO2 prices as companies compete to keep volumes placed.


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THE COMPANY'S PARTICIPATION IN THE EQUISTAR JOINT VENTURE EXPOSES US TO RISKS OF
SHARED CONTROL AND FUTURE CAPITAL COMMITMENTS WHICH, AMONG OTHER THINGS, MAY ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS.

     The Company relies on cash distributions from Equistar. The Company did not receive any cash distributions from Equistar during 2001, and we do not expect to receive any distributions during 2002. The Company's cash flow could be adversely affected by actions taken by Equistar or the Company's partners in Equistar or by conditions that affect Equistar or its business. In particular, if the Company's partners in Equistar do not fulfill their obligations under the Equistar partnership agreement, Equistar may not be able to operate according to its business plan. If this were to occur, the Company's results of operations could be adversely affected. In addition, although unanimous consent of all of Equistar's partners is required for aggregate partner contributions not contemplated by an approved strategic plan that exceed $100 million in any given year or $300 million in a five-year period, the Company may be required, without its consent, to contribute amounts up to our pro rata portion of such amounts or an unlimited amount to allow Equistar to achieve or maintain compliance with certain health, safety and environmental laws. If the Company fails to contribute these amounts, the Company may have to sell its interest in Equistar to its partners at a price or on terms which may be unfavorable to the Company.

RISING COSTS OF ENERGY AND OTHER RAW MATERIALS MAY RESULT IN INCREASED OPERATING EXPENSES AND REDUCED RESULTS OF OPERATIONS.

     The Company purchases large amounts of raw materials for our businesses. The cost of these materials, in the aggregate, represents a substantial portion of the Company's operating expenses. The prices and availability of these raw materials vary with market conditions and may be highly volatile. In addition, the Company uses large amounts of energy in our operations. Energy costs rose significantly in 2001 due to the increase in the cost of oil and natural gas, particularly having a negative impact on Equistar's and the Company's Acetyls business segment. From time to time the Company may enter into transactions to manage the volatility of such costs, but there can be no assurance that such actions will have a favorable impact to the results of operations nor any assurance that the Company would continue to enter into such transactions in the future. The Company's operating expenses have increased and will likely continue to increase if these costs continue to rise or do not return to historical levels.

     There have been in the past and will likely be in the future periods of time when the Company is unable to pass raw material price increases on to its customers in whole or in part. Customer consolidation in the TiO2 business has made it more difficult to pass costs along to customers, so that increased raw material prices negatively affect the Company's operating margins.

     In the Company's Titanium Dioxide and Related Products business segment, titanium-bearing ores are the primary raw materials, but the Company also purchase large quantities of chlorine, sulfuric acid, caustic soda, petroleum products and metallurgical coke, aluminum, sodium silicate, oxygen and nitrogen. In the Company's Acetyls business segment, the primary raw materials are natural gas, carbon monoxide, methanol and ethylene, and in the Company's Specialty Chemicals business segment, the primary raw materials are CST and gum turpentine or their derivatives. In addition, Equistar purchases petroleum liquids, including naptha, condensates and gas oils and natural gas liquids, including ethane, propane and butane.

     The Company uses natural gas as a feedstock and as a source of energy. Fluctuations in the price of natural gas affect the Company's operating expenses which, in turn, affect the Company's results of operations. During 2001, the Company's results of operations were significantly impacted by the rising cost of natural gas. The Company's Acetyls business segment has the largest exposure to natural gas costs. The


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Company's Titanium Dioxide and Related Products and Specialty Chemicals business segments were impacted to a lesser extent.

     Equistar's raw material costs began increasing during 1999 due to higher oil and gas prices. These increases continued through 1999 into 2000 and remained at high levels during 2000. Surging natural gas costs during 2001 increased both the costs of natural gas liquids-based raw materials (primarily ethane) as well as the cost of utilities. As a result, some U.S.-based producers, including Equistar, idled plants that use natural gas liquids-based raw materials. Due to the commodity nature of most of Equistar's products, Equistar is generally not able to protect its market position by product differentiation and may not be able to pass on all cost increases to its customers. Accordingly, increases in raw material and other costs may not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. As a result, changes in the prices of commodities and raw materials and other costs will affect Equistar's income and cash flow which will, in turn, affect the Company's financial condition and results of operations.

THE COMPANY HAS A LIMITED NUMBER OF SUPPLIERS FOR SOME OF ITS RAW MATERIALS, WHICH COULD NEGATIVELY AFFECT THE COMPANY.

     The Company has a limited number of suppliers for some of its raw materials, and the number of sources for and availability of raw materials is specific to the particular geographical region in which a facility is located. In 2001, the Company purchased 82% of its titanium-bearing ores from two suppliers, Rio Tinto Iron & Titanium Inc. (through its affiliates Richards Bay Iron & Titanium (Proprietary) Limited and QIT-Fer et Titane Inc.) and Iluka Resources Limited under multiple year contractual commitments. In addition, the Company obtains chlorine and caustic soda exclusively from one supplier for their Australian operations under a long-term supply agreement. For its other TiO2 manufacturing plants, there are multiple suppliers for these raw materials and they are generally purchased through short-term contracts. The Company also purchases all of its ethylene requirements from Equistar under a supply contract based on market prices. In addition, the Company purchases all of its carbon monoxide from Linde AG pursuant to a long-term contract based primarily on the cost of production. Each of the chloride TiO2 manufacturing plants has long-term supply agreements for oxygen and nitrogen through either "over the fence" suppliers dedicated to the site or through a direct pipeline arrangement. Each of these contracts is an exclusive supply contract.

     Accordingly, if one of these suppliers were unable to meet its obligations under present supply arrangements, the Company could suffer reduced supplies or be forced to incur increased prices for its raw materials.

OPERATING PROBLEMS IN THE COMPANY'S OR EQUISTAR'S BUSINESS MAY MATERIALLY ADVERSELY AFFECT THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The occurrence of material operating problems at the Company's or Equistar's facilities, including, but not limited to, the events described below, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on the Company's or Equistar's operations as a whole, during and after the period of such operational difficulties. The Company's income is dependent on the continued operation of its and Equistar's various production facilities and the ability to complete construction projects on schedule. The Company's and Equistar's manufacturing operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions and environmental hazards, such as chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks and matters resulting from remedial activities. These


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hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental contamination and other environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Furthermore, the Company and Equistar are also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters.

BECAUSE THE COMPANY'S OPERATIONS ARE CONDUCTED WORLDWIDE, THEY ARE AFFECTED BY RISKS OF DOING BUSINESS ABROAD. THEIR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY CURRENCY RISK.

     The Company generates revenue from export sales (i.e., sales outside the United States by domestic operations), as well as revenue from the Company's operations conducted outside the United States. Export sales, which are made to approximately 90 countries, amounted to approximately 13%, 11% and 9% of total revenues in 2001, 2000 and 1999, respectively. Revenue from non-United States operations amounted to approximately 41%, 40% and 42% of total revenues in 2001, 2000, and 1999 respectively, principally reflecting the operations of the Company's Titanium Dioxide and Related Products business segment in Europe, Australia and Brazil. Identifiable assets of the non-United States operations represented 28% and 29% of total identifiable assets at December 31, 2001 and 2000, principally reflecting the assets of these operations. In addition, the Company obtains a portion of its principal raw materials from sources outside the United States. The Company obtains ores used in the production of TiO2 from a number of suppliers in South Africa, Australia, Canada, Brazil, Ukraine and Norway. The Company's Specialty Chemicals business segment obtains a portion of its requirements of CST and gum turpentine and its derivatives from suppliers in Indonesia, China and other Asian countries, Europe and South America.

     The Company's export sales and its non-United States manufacturing and sourcing are subject to the usual risks of doing business abroad, such as fluctuations in currency exchange rates, transportation delays and interruptions, political and economic instability and disruptions, restrictions on the transfer of funds, the imposition of duties and tariffs, import and export controls and changes in governmental policies. The Company's exposure to the risks associated with doing business abroad will increase as the Company expands its worldwide operations. From time to time, the Company utilizes derivative financial instruments to hedge the impact of currency fluctuations on its purchases and sales.

     The functional currency of each of the Company's non-United States operations is the local currency. As a result of translating the functional currency financial statements of all its foreign subsidiaries into US dollars, consolidated Shareholders' equity decreased approximately $13 million during 2001, $46 million during 2000, and $46 million during 1999. Future events, which may significantly increase or decrease the risk of future movement in the currencies in which the Company conducts business, including the Brazilian real or the euro, cannot be predicted.

     In addition, the Company generates revenue from export sales and revenue from operations conducted outside the United States that may be denominated in currencies other than the relevant functional currency. The Company hedges certain revenues and costs to minimize the impact of changes in the exchange rates of those currencies compared to the functional currencies. The Company does not use derivative financial instruments for trading or speculative purposes. Net foreign currency transaction losses aggregated $7 million in 2001, $4 million in 2000 and $9 million in 1999.

THE COMPANY AND EQUISTAR ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL REGULATIONS AND ENVIRONMENTAL LIABILITIES THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S BUSINESS OPERATIONS.


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     The Company's businesses are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances concerning, among other things, emissions to the air, discharges and releases to land and water, the generation, handling, storage, transportation, treatment and disposal of wastes and other materials and the remediation of environmental pollution caused by releases of wastes and other materials ("Environmental Laws"). The operation of any chemical manufacturing plant and the distribution of chemical products entail risks under Environmental Laws, many of which provide for substantial fines and criminal sanctions for violations. There can be no assurance that significant costs or liabilities will not be incurred with respect to the Company's operations and activities. In particular, the production of TiO2, TiCl4, VAM, methanol and certain other chemicals involves the handling, manufacture or use of substances or compounds that may be considered to be toxic or hazardous within the meaning of certain Environmental Laws, and certain operations have the potential to cause environmental or other damage. Significant expenditures including facility-related expenditures could be required in connection with any investigation and remediation of threatened or actual pollution, triggers under existing Environmental Laws tied to production or new requirements under Environmental Laws.

     Equistar's principal executive offices and many of its plants are located in and around Houston, Texas. The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the EPA. The Texas Natural Resource Conservation Commission has submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by the year 2007. Compliance with this plan will result in increased capital investment by Equistar, which could be between $200 million and $260 million before the 2007 deadline, and higher annual operating costs for Equistar. The timing and amount of these expenditures are subject to regulatory and other uncertainties, including litigation, as well as obtaining the necessary permits and approvals.

     From time to time, various agencies may serve cease and desist orders or notices of violation on an operating unit or deny its applications for certain licenses or permits, in each case alleging that the practices of the operating unit are not consistent with the regulations or ordinances. In some cases, the relevant operating unit may seek to meet with the agency to determine mutually acceptable methods of modifying or eliminating the practice in question. The Company believes that its operating units generally operate in compliance with the applicable regulations and ordinances in a manner that should not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

     Certain Company subsidiaries have been named as defendants, potentially responsible parties ("PRPs"), or both, in a number of environmental proceedings associated with waste disposal sites or facilities currently or previously owned, operated or used by the Company's subsidiaries or their predecessors, some of which are on the Superfund National Priorities List of the United States Environmental Protection Agency ("EPA") or similar state lists. These proceedings seek cleanup costs, damages for personal injury or property damage, or both. Based upon third-party technical reports, the projections of outside consultants or outside counsel, or both, the Company has estimated its individual exposure at these sites to be between $25,000 and $29 million. In the most significant of these proceedings, a subsidiary is named as one of four PRPs at the Kalamazoo River Superfund Site in Michigan. The site involves contamination of river sediments and floodplain soils with polychlorinated biphenyls. Originally commenced on December 2, 1987 in the United States District Court for the Western District of Michigan as Kelly v. Allied Paper, Inc. et al., the matter was stayed and is being addressed under the Comprehensive Environmental Response, Compensation and Liability Act. In October 2000, the Kalamazoo River Study Group ("KRSG"), of which one of the Company's subsidiaries is a member, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study, which evaluated a number of remedial options and recommended a remedy involving the stabilization of several miles of river bank and the long-term monitoring of river sediments at a total


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collective cost of approximately $73 million. During 2001, additional sampling activities were performed in discrete parts of the river. At the end of the year, the EPA took over lead responsibility for the site at the request of the State. Neither the State of Michigan nor the EPA has commented on the draft study. The Company's liability at the site will depend on many factors including the ultimate remedy selected by the EPA, the number and financial viability of the other members of the KRSG as well as of other PRPs outside the KRSG, and the determination of the final allocation among the members of the KRSG and other PRPs.

     It is possible that costs will be incurred with respect to sites or indemnification obligations that currently are unknown, or as to which it is currently not possible to make an estimate.

THE COMPANY AND EQUISTAR SELL PRODUCTS IN MATURE AND HIGHLY COMPETITIVE INDUSTRIES AND FACE PRICE PRESSURE IN THE MARKETS IN WHICH THEY OPERATE.

     The global markets in which the Company and Equistar chemical businesses operate are highly competitive. Competition is based on a number of factors, such as price, product quality and service. Some of the Company's and Equistar's competitors may be able to drive down prices for the Company's and Equistar's products because they have costs that are lower. In addition, some competitors may have greater financial, technological and other resources than the Company's and Equistar's, and may be better able to withstand changes in market conditions. The Company's and Equistar's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Further, consolidation of competitors or customers in any of the industries in which the Company and Equistar compete may have an adverse effect on the Company and Equistar. The occurrence of any of these events could adversely affect the Company's and Equistar's financial condition and results of operations.

LITIGATION PROCEEDINGS AND OTHER CLAIMS COULD HAVE A MATERIAL ADVERSE AFFECT ON THE COMPANY'S BUSINESS.

     The Company and various Company subsidiaries are defendants in a number of pending legal proceedings relating to present and former operations. These include several proceedings alleging injurious exposure of the plaintiffs to various chemicals and other materials on the premises of, or manufactured by, the Company's current and former subsidiaries. Typically, such proceedings involve claims made by many plaintiffs against many defendants in the chemical industry. Millennium Petrochemicals is one of a number of defendants in fewer than 100 active premises-based asbestos cases (i.e., where the alleged exposure to asbestos-containing materials was to employees of third-party contractors or subcontractors on the premises of certain facilities, and did not relate to any products manufactured or sold by the Company or any of its predecessors). The Company is also one of a number of defendants in less than 50 inactive, or dormant, premises-based asbestos cases where the Company either has not been specifically identified by any plaintiff or where the court placed the claim on a formal registry for dormant claims, and for which no defense costs are being incurred. The Company is obligated for these claims as a result of its indemnification under the Company's agreements with Equistar; however, Equistar will be required to indemnify Millennium Petrochemicals for any such claims filed on or after December 1, 2004.

     Together with other alleged past manufacurers of lead-based paint and lead pigments foruse in paint, a current subsidiary, as well as alleged predecessor companies, have been named as defendants in various legal proceedings alleging that they and other manufacturers are responsible for personal injury, property


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damage, and remediation costs allegedly associated with the use of these products. The plaintiffs in these legal proceedings include municipalities, school districts, individuals and one state, and seek recovery under a variety of theories, including negligence, failure to warn, breach of warranty, conspiracy, market share liability, fraud, misrepresentation and nuisance. These legal proceedings are in various pre-trial stages. The Company is vigorously defending all lead-related legal proceedings.

     The pending legal proceedings relating to lead pigment or paint are as follows: The City of New York et al. v. Lead Industries Association, Inc., et al., commenced in the Supreme Court of the State of New York on June 8, 1989; Kayla Sabater et al. v. Lead Industries Association, Inc., et al., commenced in the Supreme Court of New York, Bronx County, on November 25, 1998; Jackson, et al. v. The Glidden Co., et al., commenced in the Court of Common Pleas, Cuyahoga County, Ohio, on August 12, 1992; State of Rhode Island v. Lead Industries Association, Inc., et al., commenced in the Superior Court of Providence, Rhode Island, on October 12, 1999; City of St. Louis v. Lead Industries Association, Inc., et al., commenced in the St. Louis, Missouri, Circuit Court on January 25, 2000; Steven Thomas, et al. v. Lead Industries Association, Inc., et al., commenced in the Milwaukee County, Wisconsin, Circuit Court on September 10, 1999; Reginald Smith, et al. v. Lead Industries Association, Inc., et al. and Earl Cofield et al. v. Lead Industries Association, Inc., et al., both commenced in the Baltimore City, Maryland, Circuit Court on September 29, 1999; The County of Santa Clara, a political subdivision of the State of California, individually and on behalf of all those similarly situated v. Atlantic Richfield et al., commenced in the Santa Clara County, California, Superior Court on March 23, 2000; Jefferson County School District v. Lead Industries Association, et al., commenced in the Circuit Court of Jefferson County, Mississippi, on April 6, 2001; Quitman County School District v. Lead Industries Association, et al., commenced in the Circuit Court of Quitman County, Mississippi, on November 27, 2001; Spring Branch Independent School District v. Lead Industries Association, et al., commenced in the District Court of Harris County, Texas, on June 20, 2000; Houston Independent School District v. Lead Industries Association, et al., commenced in the District Court of Harris County, Texas, on June 30, 2000; Harris County v. Lead Industries Association, et al., commenced in the District Court of Harris County, Texas, on April 23, 2001; and, Liberty Independent School District v. Lead Industries Association, et al., commenced in the District Court of Liberty County, Texas, on January 22, 2002. In addition, in December 2001, 24 New Jersey municipalities filed suit, and on February 11, 2002, the Supreme Court of the State of New Jersey ordered the consolidation of these cases and any future lead-based paint litigation in New Jersey as In Re Lead Paint Litigation, Superior Court of New Jersey, Law Division: Middlesex County, Case Code 702. There can be no assurance that additional litigation will not be filed.

     Various laws and administrative regulations have, from time to time, been enacted or proposed at the federal, state and local levels and may be proposed in the future that seek to (i) impose various obligations on present and former manufacturers of lead pigment and lead paint with respect to asserted health concerns associated with the use of such products, and (ii) effectively overturn court decisions in which the Company's current subsidiary, alleged former subsidiary and other defendants have been successful. No legislation or regulations have been adopted to date that are expected to have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

     Celanese International Corporation filed suit against Millennium Petrochemicals on September 30, 1999 in the United States District Court for the Southern District of Texas alleging infringement of a Celanese patent relating to acetic acid production technology. In the suit, Celanese seeks monetary damages and injunctive relief, including royalties. The Company believes it has substantial defenses to this lawsuit and is vigorously defending it.


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     On January 16, 2002, Slidell Inc. ("Slidell") filed a lawsuit against
Millennium Inorganic Chemicals alleging breach of contract and other related causes of action arising out of a contract between the two parties for the supply of packaging equipment. The Company believes it has substantial defenses to these allegations and has filed a counterclaim against Slidell. The Company does not expect that the outcome of this proceeding will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

     The Company believes that it has valid defenses to the legal proceedings described above and intends to defend these legal proceedings vigorously. However, litigation is subject to many uncertainties and the Company cannot guarantee the outcome of these proceedings. Based upon information currently available, the Company does not believe that the outcome of these proceedings will, either individually or in the aggregate, have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.


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